SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of February, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO  - UNIÃO DE  BANCOS  BRASILEIROS  S/A AND  UNIBANCO  - UNIÃO DE  BANCOS
BRASILEIROS S/A AND SUBSIDIARIES

MANAGEMENT REPORT - 2002

1. To the Shareholders

The year of 2002 can be regarded as one of the most  difficult  and  atypical in our country's recent economic history.  The year alternated  moments of optimism and pessimism;  the expectations  that a stronger  economic  recovery would take place failed to materialize.  During the first quarter, the country enjoyed good economic  fundaments  and  falling  interest  rates;  inflation  and the foreign exchange rate were also under control.  In the second quarter,  as the Argentine crisis deepened and Brazilian  pre-elections  tension rose, optimism gave way to uncertainty.

Market mood changed  substantially as the foreign scene deteriorated,  following the  announcement  of  accounting  frauds in the  financial  statements of large corporations, which had a perverse impact on stock markets throughout the world.
In Brazil,  because of the change in  perceptions,  pressure  on the real and on price indices began to mount.

By the end of the year, new concerns  regarding the foreign situation were added to the existing  challenges.  With the aversion to risk of foreign  investors on the rise, external finance lines became scarce. Given the context, the Brazilian
Central Bank increased  interest rates  substantially  in the last few months of
2002.  Volatility and major price  fluctuations in the price of financial assets became a constant element in the Brazilian financial market.

Still,  following the announcement the new economic team,  expectations improved noticeably.  During  this  extremely  volatile  and  atypical  year,  Unibanco's activities  in the many  segments  in  which it  operates  were  underscored  by caution, as we became even more prudent in our credit granting.  Our position in government  securities  underwent  substantial  devaluation,  in a low liquidity environment.  Thus,  although the balance of our  businesses  was  positive,  we failed to reach our objective of  maintaining  an annual growth rate in earnings per share of 15%.

In 2002,  Unibanco's net income reached R$1,010 million,  R$38 million above the previous year's figure;  return on average equity reached 16%, whereas return on average  assets  stood at 1.5%.  Income per 1000 shares  amounted to R$7.29 and, over the course of the year, dividend  distribution reached R$340 million,  5.3%
above the amount distributed in 2001.

Unibanco yet again exercised discipline as regards its cost structure throughout
2002.  The increase in  consolidated  expenses,  at 7%, was lower than inflation whereas fees from  services  rendered  increased by 20%. As a  consequence,  the ratio of total expenses covered by fee revenues also progressed  satisfactorily, increasing to 61.8%, from 55.1% in 2001.

The Retail Bank's organic growth program  practically  met its target of opening
1.8 million current  accounts nine months before the established  deadline.  The bank closed the year with a 5.6 million  customer  base that,  together with the
7.6 million active  customers of Banco Fininvest and of the Investcred  Unibanco and LuizaCred  consumer finance  companies,  enabled the group to close the year with 13.2 million  customers.  The consumer  finance and credit card  businesses also posted increasing results.

The group's  service  network  reached the end of 2002 with 1,422 points of sale throughout the country, broken down as follows: 798 branches, 442 Corporate Site
Branches  (PABs - Postos de  Atendimento  Bancário),  74 in-store  branches  (in supermarkets and shops) and 108 Fininvest stores.

In the Wholesale Bank, we consolidated our position in the corporate segment. We were present in most of the relevant debt deals,  restructuring  of  liabilities and structured operations.  We maintained our leadership in BNDES onlendings and project finance and, among Brazilian banks, we continued to rank first in merger and  acquisition  advisory  services.  We also achieved good results in our Cash
Management area.

In the  Insurance and Pension Funds  segment,  total 2002 premiums  reached some
R$2.5  billion,  27% above the previous  year.  According to December  2002 data released by the Insurance  Regulatory Body - SUSEP  (Superintendência de Seguros
Privados)  and by the  National  Association  of Private  Pension  Funds - ANAPP
(Associação Nacional de Previdência  Privada),  Unibanco's insurance and pension fund companies reached 4th place in the consolidated ranking, with a 6.4% market share in the insurance and pension fund market.

In March 2002,  the concept  known as Wealth  Management  was  implemented.  The objective  of this new  segment is not only to  exploit  the  natural  synergism between the areas of Asset Management and Private Banking, but also to develop a new concept of customer  relations,  focusing on advisory services and the offer of products and services with high added value.  At the end of 2002,  the volume of funds under  management  amounted to R$18.4  billion.  In the Private Banking area,  funds under  management,  including those whose management is outsourced, reached  R$10  billion  by the end of 2002,  reflecting  a 40.5%  growth vs. the previous year.

2. Macroeconomics and the Financial System

For yet another year, the growth of Brazil's  gross  domestic  product (GDP) was weak. The latest available  estimates show that the country's GDP growth rate in
2002 is likely to turn out to have been some 1.5% to 2.0%,  well  below what had been expected at the  beginning of the year.  The strong  financial  crisis that struck  Brazil  as from the  second  quarter  of the year  jeopardized  economic performance,  increasing the Country Risk (which reached roughly 2,400 points at the  turn of the  third  quarter)  and  driving  the  foreign  exchange  rate to unprecedentedly  high levels.  Because the exchange rate remained between R$3.50 and  R$4.00/US$  during  most of the  second  half  of the  year,  the  period's inflation rates increased, forcing an increase in interest rates, which resulted in an economic  slowdown.  The devaluation of the real relative to the US dollar reached  52.3%  for the  year,  despite  the  4th  quarter's  9.3%  revaluation, inflation,  however,  exceeded the 12% mark and was well above the target set by the government.

The sole  reason why Brazil  did not spin down into a  recession  was the strong recovery of exports,  as a result of which 2002 trade  balance  performance,  at
US$13.1 billion, was the highest since 1993.

As regards the  financial  market,  the crisis and the ensuing  rise in interest rates limited the expansion of credit,  which continued to be modest  throughout
2002.  Credit  growth  failed  to reach as much as 8% in the  private  financial system, a figure well below any inflation measure for the period. In conjunction with the public financial system,  the credit system's expansion reached 12%. In general terms, the macroeconomic  environment was not favorable to the expansion of loans.

The change in the  accounting  rules  governing  the assets of fixed income fund portfolios  led to  significant  adjustments,  which  in  turn  gave  rise  to a substantial  migration of funds to bank deposits.  Besides this change, 2002 was characterized by significant  regulatory  changes in the financial  system.  The chief  examples  include:  a 5% increase in  compulsory  deposits  (for  savings accounts,  demand  deposits and time  deposits),  the adjustment to the ratio of fixed assets (cut down to 50%,  from 70%) and the change in the weighting of net foreign  exchange  exposures for the  calculation of the Capital  Adequacy Ratio
(the factor that applies to this  exposure rose to 100% from 50%, with no impact on exposures below 5% of the reference equity).

3. Income, Dividends and Shareholders' Equity

In 2002, in a highly volatile environment, Unibanco's net income reached R$1,010 million, R$38 million above the previous year's figure; return on average equity reached 16.0%, whereas return on average assets stood at 1.5%.

Net  stockholder's  equity rose to R$6,559 million in December 2002, 8.0% higher than in 2001, as follows:

If  one  disregards  the  impact  of  the   amortization  of  goodwill  paid  in
acquisitions  made by Unibanco,  net income  would have been R$1,070  million in
2002, whereas net equity,  excluding  goodwill to be amortized,  would have been
R$5.1 billion, resulting in a return on average equity of 22.1% in 2002.

In January 2003,  Unibanco paid out R$180 million in dividends,  which, added to the  R$160  million  already  advanced  in  July  2002,  totaled  R$340  million distributed  in the 2002  fiscal  year,  a figure  5.3%  higher than that of the previous year.

4. Comments on Performance

Financial  intermediation  revenues, at R$13,678 million for 2002, rose by 34.4%
vs.  the  previous  year.  Both  the  revenues  and the  expenses  of  financial intermediation  were  affected  mainly by the  exchange  rate  fluctuation.  The results of financial  intermediation,  at R$3,466 million,  were 7.2% lower than the previous year's, largely as a result of higher provisions for loan losses in a year in which credit was handled with ever-increasing prudence.

As from June 2002,  the way in which  securities  are recorded  changed,  as per
Circular  Letter 3068 issued by the  Brazilian  Central  Bank and  complementary norms. Securities started being classified in three categories, according to the management's trading intentions at the time of acquisition.

At the end of 2002, Unibanco's  securities portfolio,  on a cost basis, amounted to R$17,978  million,  of which 28% were securities  earmarked for trading,  35%
classified as available for sale and 37% to be held to maturity.  As a result of marking-to-market the securities portfolio coupled with the marking-to-market of derivative instruments, provisions amounted to R$92 million and R$258 million on income and net equity, respectively.  The foreign exchange and liquidity crisis, which  deepened  in 4Q02,  also had a negative  impact on the  group's  results.
Non-recurring  costs connected with protecting the investments abroad and losses related  with the  treasury's  foreign  exchange  portfolios  totaled some R$300 million in 4Q02, before taxes.

Total fee revenues in 2002, amounting to R$2,616 million, posted growth of 19.7%
vs. 2001.  Banking fees totaled R$1,321 million in 2002,  23.1% above 2001. This growth  resulted  from the  expansion of  Unibanco's  customer base and a larger number of products per customer.  The following graph shows the breakdown of fee revenues:

Total 2002 personnel and administrative expenses,  amounting to R$4,233 million, posted growth of R$270 million (6.8%)  relative to 2001, or less than the year's inflation,  which was higher than 12%. This good  performance  was due to paying ongoing attention to cost-cutting activities,  which helped to offset the impact of tariff increases in the areas of  telecommunications,  power,  postage,  data transmission and transports,  as well as the collective bargaining agreement and higher volumes due to the organic growth program.

Consequently, the percentage of personnel and administrative expenses covered by fee revenues  reached 61.8% in 2002, vs. 55.1% in 2001.  This indicator has been posting a consistently  rising trend over the last few years, thanks to our cost control  program and to organic  growth.  The graph below shows fee revenues vs.
expenses:

5. Assets and Liabilities

Unibanco's total consolidated  assets amounted to R$75,375 on December 31, 2002, having risen by 35.5% during the last 12 months, as demonstrated:

Loans,  including guarantees,  reached R$26,751 million in December 2002, a 3.6%
increase  during the year,  in line with the growth of the private  sector.  The following graphs show the breakdown of credit portfolio, for the periods shown:

At the end of 2002,  the balance of provisions  for loan losses stood at R$1,591 million,  3.4% above the December 2001 balance.  Of this total, R$207 million is the result of adopting  more prudent  percentages  than the minimum  required by regulations.

Global funding in December 2002,  including R$18,384 million in investment funds and portfolios under management,  reached R$81,072  million,  reflecting a 27.3%
growth for the last 12 months. The 37.3% growth in deposits in local and foreign currency  during this period stands out,  since,  according to preliminary  data from the Brazilian Central Bank, it exceeds the market's 22.9% growth.  Unibanco has been posting  improvements  in the ratio of deposits  relative to the credit portfolio, which rose to 97.9% in December 2002, from 74.7% in December 2001.

The Basel index  increased  to 15.7% in December  2002,  vs. 13.7% at the end of
2001, comfortably above the minimum level required by the Brazilian Central Bank of 11%.  The new  measures put in place by the Central Bank had no impact on the
Basel index, because net exposure to the exchange rate was maintained at a level lower than 5% of its capital base.

6. Retail Bank

In 2002,  the Retail Bank showed  significant  results in its organic growth and consolidated its approach to the low-income segment through its consumer finance companies.  It also substantially  expanded the sale of products to its customer base.  These  three  areas of  growth  made a major  contribution  to one of the
Financial Groups' chief strategic objectives: scale gains.

860,000 new bank  accounts  were opened in 2002, an average of more than 200,000 accounts per quarter.  Given such a consistent  pace of growth and the number of accounts  opened in the 4th quarter of 2002  (195,000  accounts),  the target of opening 1.8 million accounts as per the ContAtiva (ActiveAccount) organic growth program  was  practically  reached  in  December,  roughly  well  ahead  of  the originally  established deadline of September 2003. ContAtiva is a program whose purpose is to obtain  customers with a monthly income higher than R$1,000.00 for the service network under the Unibanco brand.

By the end of the  year,  the  Institution  had 5.6  million  clients  under the
Unibanco brand,  including  retirees and investors in savings  accounts.  Taking into  account the  customers of the consumer  finance  subsidiaries  (Fininvest,
Investcred  e  LuizaCred),  Unibanco's  number  of total  clients  reached  13.2 million.

In December 2002, the average number of products per client stood at 5.7, higher than the December 2001 figure of 5.2,  evidencing the success in the application of  statistical  purchase  intent tools and the offer of a high quality range of products for the different customer segments.

The Retail Bank's credit  portfolio  stood at R$10.9 billion at the end of 2002, remaining essentially stable for the year.

The  following  table shows the results and return on average net equity for the main  companies that make up the Retail Bank  business.  These  companies are an integral part of the strategy of offering a wide range of financial services and consumer finance operations, covering all income segments.

In the credit card segment,  Unibanco  achieved good results in 2002.  Total net result obtained by Credibanco - Cartão Unibanco was R$126 million, equivalent to a return on average net equity of 42%.  The greatest  contribution  toward these results came from the cards business, which turned a net income of R$92 million,
25.7% better than 2001.  Billings,  as measured by the volume of  purchases  and drafts, reached R$4.8 billion for the year, a figure 23.4% higher than 2001. The average  monthly  financed  volume reached R$366 million in 2002, with growth of
17.7% the previous year. At the end of 2002, the number of cards issued stood at
3.85 million, 9% above the 2001 figure.

Unibanco also operates in the credit card business  through the cards segment of
Fininvest and its stake in the Credicard group.

The Credicard  group  companies  (Credicard,  Redecard and  Orbitall),  in which
Unibanco  has a 33%  stake,  generated  net  income  of R$637  million  in 2002.
Billings totaled R$32.6 billion in 2002,  posting a 21.6% growth relative to the previous year.

Fininvest's  accrued  income by the equity  method  amounted to R$53  million in
2002. Fininvest credit losses benefited from a substantial  reduction throughout the  second  semester  of 2002,  as a result of a product  mix  change  and more prudent credit granting policies. The company ended 2002 with 3.5 million active customers,  108 stores in the country's main markets and R$1.1 billion in loans, down 35.3% relative to 2001.

As for the LuizaCred consumer finance company (Fininvest's  subsidiary resulting from the Magazine Luiza partnership),  it produced net income of R$13 million in
2002,  which results in a return on average equity of 50%.  LuizaCred closed the year with R$210 million in credit operations and 1.1 million active customers.

As for the partnerships  with Banco Investcred  Unibanco and Banco Dibens,  they
also   yielded    positively   in   2002.   Banco   Investcred    Unibanco,    a
Unibanco/Globex-Ponto  Frio  partnership,  posted a net profit of R$27  million, providing a return on average net equity of 24.3%.  The bank ended the year with loans at R$588  million and 3.0  million  active  customers.  Banco  Dibens,  an association with the Verdi Group that focuses on financing auto vehicles, trucks and buses  posted net income of R$ 26  million in 2002,  with a 17.4%  return on average net  equity.  The Bank  closed the period  with a R$1.3  billion  credit portfolio, 16.3% higher than the December 2001 balance.

In 2002, the managers of the Unibanco-Rodobens and Consórcio Nacional Ford - CNF layaway  purchase  plans sold 30,000  quotas,  76% above the previous  year. The volume traded  amounted to roughly  R$500  million in 2002,  84% higher than the
2001 figure.

The Unibanco Capitalização business of capitalization securities reached the end of 2002 posting sales of R$265 million,  a 5% growth vs. the previous year. 2002 net income  reached  R$57  million,  representing  a 31.7% return on average net equity.

7. Wholesale Bank

Unibanco  seeks to be the  Wholesale  Bank of  reference  in  Brazil in terms of financial  services.  Its operating strategy combines sector focus and closeness with the  customer,  associating  the power of a major  Wholesale  Bank with the agility of an Investment  Bank.  With a customer  coverage  structure that joins sector  intelligence,  regional  offices and presence in the main  international financial  centers,  the Wholesale Bank currently services  approximately  3,500 companies and 300 domestic and international institutional investors.

The Wholesale Bank ended 2002 with a R$15.9 billion  credit  portfolio,  up 7.3%
vs. December 2001.

As a Financial Agent for BNDES (Brazilian Development Bank) onlendings, in 2002,
Unibanco  disbursed  a total of R$1.3  billion,  with a 8.5%  market  share  and ranking 1st among private  sector banks in  disbursements.  Unibanco was also an onlending  agent  for  IFC  (International  Finance  Corporation)  and  for  DEG
(Deutsche  Investitions) for infrastructure  projects totaling US$70 million and
US$15 million, respectively.

Concerning  Capital  Markets,  even in a year in which demand for new  corporate issues retracted,  Unibanco led for the third year in a row the rankings of Debt
Capital  Markets in terms of origination and  distribution,  according to Anbid, the National  Association of Investment  Banks. It's market share reached 19% in origination and 20% in  distribution.  Unibanco acted as lead manager or manager
in  deals  totaling  R$6.8  billion,   including  the  R$775  million  Petrobras
Debentures deal.

In the  Syndicated  Loans  segment,  Unibanco  handled in 2002 a total volume of
R$5.6 billion for its customers, having taken part in 17 transactions,  of which
10 acting either as arranger or co-arranger.

In Mergers and Acquisitions,  Unibanco successfully completed 13 operations over the course of 2002,  this being the largest  number of deals  carried out in the year,  giving the bank the top  position  among  Brazilian  banks in the Thomson
Financial ranking.

Among the year's highlights,  Unibanco signed, in October, an agreement with the
International  Finance Corp.  (IFC) amounting US$175 million for a Trade Finance
Facility with a 360-day term.  Unibanco  managed to render this operation viable despite an environment of strong  restrictions  to the renewing of trade finance lines to Brazil.

At the end of 2002,  some 80 thousand  customers  were making use of  Unibanco's cash management services,  such as payments and credit, a 54% increase vs. 2001.
The volume of  collections,  accounts  payable and payrolls in 2002 increased by
33% relative to the previous  year, to 144 million  transactions.  In 2002,  the financial  margin of cash  management  services  rose by 12% relative to 2001 to some R$325 million.

Subsequently,  two further events merit  highlighting,  namely,  the two January
Eurobond issues carried out in the international market: one amounting to US$100 million,  with a 1-year term, a 6.875%  coupon per year and a 7% return per year for investors and the other amounting to € 50 million, with a 6-month term and a rate equivalent, in US$, to 5.5% per year.

8. Insurance and Private Pension Funds

The Insurance  and Private  Pension  Funds  business  posted net income of R$254 million  in 2002,  up 56.8% over 2001  figure.  2002  return on  average  equity reached 20.3%. The year's total premiums  amounted to some R$2.5 billion,  27.0%
above 2001. The technical reserves amounted to R$2.8 billion at the end of 2002, having risen by 30.2% relative to 2001.

Regarding  the insurance and  supplementary  pension plans market,  according to
December  2002  preliminary  data  released by the  Superintendência  de Seguros
Privados  - SUSEP  (Private  Insurance  Regulatory  Body) and by the  Associação
Nacional de Previdência Privada - ANAPP (National Private Pension  Association),
Unibanco's insurance and pension fund companies ranked 4th in consolidated terms with a 6.3% market share.

According to the latest sector data, released by SUSEP in November, Unibanco AIG
Seguros e Previdência maintained the top position in the fire insurance ranking, with R$334  million in premiums  written  and growth of 99% vs.  last year.  The company kept its  leadership in the fields of liability  insurance for executive officers  (D&O),  extended  warranties,  international  transport,  aviation and petrochemical risks.

As  regards  corporate  pension  plans,  according  to the  official  statistics released by ANAPP for the month of December, Unibanco AIG Previdência ranked 2nd with a volume of R$338 million for the year. The company services  approximately
526,000 individual customers and 880 corporate customers.

The insurance and pension fund  companies  administrative  expenses  amounted to
R$212 million in 2002, 2.8% below the 2001 figure.  Administrative  expenses, at the end of 2002, were equivalent to 8.6% of the premiums written, which compared to 11.3% in 2001, reflected productivity and scale gains during the period.

9. Wealth Management

The Wealth Management segment comprises Unibanco's asset management business and private banking.  This business not only exploits the natural  synergism between the two areas, but also represents a new concept of customer relations, focusing on advisory services and on the offer of unique products and services, with high added value,  capable of meeting the broader needs that wealth  management calls for, from its formation, expansion and preservation cycle to its perpetuation.

Unibanco  Asset  Management  (UAM)  reached  the end of 2002 with  assets  under management totaling R$18.4 billion, or 9.9% less than in December 2001. The loss of funds,  which affected the industry as a whole, was essentially driven by two factors.  Firstly,  there  was a  reduction  in the  flow  of  investments  from institutional  customers,  especially  from Closed  Complementary  Pension Funds
(Entidades  Fechadas de  Previdência  Completar),  because these entities had to disburse some R$10 billion in late taxes during the first half of 2002,  causing a reduction of the assets under management of this important  customer  segment.
Secondly, the change in pricing rules of the securities held in fund portfolios, as determined by the Brazilian  Central Bank in May 2002, made customers uneasy, which in turn  heightened the volatility of fund quotas and caused some of these investments  to migrate to more  traditional  investment  alternatives,  such as savings  accounts and time deposits.  Despite the reduction,  UAM maintained its position in Anbid's general ranking in 2002.

Private  pension funds under UAM's  management  ended 2002 with assets  totaling
R$3.9  billion.  The company is the second largest fund manager in this segment, with a 9.4% market share, according to the December 2002 data released by ANBID.

Exame  magazine's  "2002 Guide of the Best  Investment  Funds" elected  Unibanco
Asset  Management  as the number 2 best Fund  Manager  among  Retail  Banks,  in addition  to  ranking  seven  of  Unibanco's  funds  with  five  stars,  its top
classification.   Furthermore,   this  Guide  also  considered   Unibanco  Asset
Management the best manager in the Fixed Income, Equities and Leveraged Products categories.

10. Unibanco People (Human Resources)

Unibanco  believes  that  the  quality  of its  staff is its  chief  competitive advantage.  Therefore,  at the organization's  highest strategic planning level, one of the stated  objectives  is to recruit,  quickly  develop and retain human talent.

In 2002,  Unibanco  hired some  4,350  professionals  in  addition  to  internal selection and recruitment processes.  The Group's total staff, in December 2002, totaled 26,739 professionals.

Roughly R$26 million,  including related expenses, were invested in training and development  during 2002,  across several  initiatives that ranged from specific training  programs to MBAs in Brazil and abroad.  With a view to identifying and developing  new talents on an ongoing  basis,  Unibanco  continued  to run three programs  focusing on the  recruitment of young  university  students and recent graduates:  the Internship  Program,  the Institutional  Trainee Program and the
Bank of the Future Project,  a partnership  between Unibanco and the Development
Foundation of the University of Campinas (Fundação de Desenvolvimento da Unicamp
- Funcamp) focusing on the fields of technology and marketing.

In November,  the third Walther  Moreira  Salles  Awards were held.  This is the
Group's main  recognition  event,  which  encourages  and  commends  exceptional employee initiatives and projects.  This time, 164 cases were in the running, of which 24 were chosen as finalists.  There were five  winners,  besides two cases that merited a special award.

Among the initiatives designed to recognize  outstanding  performance one should highlight the Stock Purchase Option Plan. Since it was first granted, in January
2002, 209 professionals  have been included in it, accounting for 669.7 thousand lots of 1000 units (each unit consists of one Unibanco  preferred share plus one
Unibanco Holdings preferred B share).

In 2002,  the Unibanco  Intranet  Corporate  Portal was  consolidated  both as a channel for the  dissemination  of strategic  information  and as a training and self-development  tool, by enabling more than 21,000 of the Group's employees to interact.

11. Corporate Risk Management

The area of Corporate Risk Management is independent from the treasury  function and evaluates  market risks every day. This area collects and maps the positions in financial  instruments and surveys the risk factors determined by the market:
interest rates,  foreign exchange rates, and the price of stock and commodities, which will then be processed through the Value-at-Risk method.

For the management of its Credit Risk,  Unibanco  employs  portfolio  management
instruments  that  consolidate  credit  risks,   capital  requirements  and  the
establishment of prudent limits. Additionally,  it analyzes the rating models of the Wholesale  Bank and the scoring models of the Retail Bank, in order to check on adherence and to simulate stress scenarios.

In  accordance  with  international  best market  practices  as well as with the regulations  of the Brazilian  financial  market,  Unibanco has  implemented  an
Internal Controls System to which all the areas of the group have access. It has been  available  through  the  Intranet  since 2000 and,  from time to time,  it provides  evaluations  in  which  the  managers  themselves,  together  with the professionals  from the risk  area,  identify  their  exposure  and  assess  the effectiveness of the controls that exist in their units.

12. Technology

2002  investments in systems  development,  totaling R$63.4 million were roughly
30% lower than those made in 2001.  Despite  lower  expenditures,  thanks to the
implementation  of  new  development   techniques,   we  managed  to  achieve  a
productivity  increase  of some 15%.  The main  investments  focused  on the new
Brazilian  Payments System (R$12 million),  enabling the core systems to process higher  volumes (R$17  million) and new products in the Internet  channel (R$4.5 million).

Unibanco  successfully  started to operate in accordance  with the new Brazilian
Payments  System on April 22, 2002.  Given the  importance and the complexity of this project,  the Bank played an active role in the discussions and work groups organized  by the  Brazilian  Central  Bank and by  Febraban,  from  their  very beginning.  This involved  professional's  from the widest range of areas in the group.  Total  investment in the new Payments  System  amounted to R$18 million, including the  development  of systems,  new programs,  training,  communication material, etc.

The  Internet  Banking user base  continued to expand and reached  approximately
900,000  users in December  2002,  almost 50% more than the 615,000 users at the end of the previous year.  The number of  transactions,  in turn,  reached the 5 million mark in December 2002, 44% above the same month in 2001. The new version of Internet Banking for companies introduced during this period already has more than 70,000 customers,  including both new ones and former users of the 30 Hours
Micro service.

In  recognition  of its  performance  in the  technology  area,  InformationWeek journal rated  Unibanco as the most  innovative  company in terms of Information
Technology in 2002 among 300 top grade domestic corporations.  Meanwhile, Ibope, according to research carried out in June, named the 30-Hour  Telephone  service as the  financial  market's  best  call  center.  In this  evaluation,  Unibanco achieved a grade 6.5 in human servicing, out of a maximum of 7 possible points.

13. Corporate Governance

The set of good  Corporate  Governance  practices  has been  one of the  ongoing
concerns  of  Unibanco  and  Unibanco  Holdings  management,   with  a  view  to
medium-term  and  long-term  results.  Three main  features  combine  the set of aspects that determine  relations of these  companies  with their  stockholders:
clear and  well-defined  management  processes,  transparency  in the release of information and associative spirit.

Compliance  with  these  practices  is  illustrated  by the prompt  response  to
Instruction 358 issued by the Brazilian  Securities  Commission (CVM), which, in the case of Unibanco and Unibanco Holdings,  led to formalizing policies for the release of information that the company already practiced; and joining Bovespa's
Level 1 of  Corporate  Governance,  publicly  endorsing  their  commitment  to a transparent policy of information  release and to maintaining a number of shares outstanding  capable of ensuring the  liquidity  of the  companies'  stock.  Our bylaws are being adapted according to the Sarbanes Oxley Legislation  applicable to the NYSE listed companies. The associative tradition among the companies that belong  to  the  Group  enabled  the  establishment  of a  diversified  base  of stockholders, including important strategic partners: Commerzbank, from Germany,
Mizuho, from Japan and Caixa Geral de Depósitos, from Portugal.

In 2002,  the volume of Unibanco  and Unibanco  Holdings  GDSs traded on the New
York Stock Exchange amounted to US$1.68 billion.  Unibanco and Unibanco Holdings have had a GDS program  since 1997. On the São Paulo Stock  Exchange  (Bovespa), the volume of Unibanco/Unibanco Holdings securities traded in 2002 reached R$649 million.  Unibanco  has been listed on Bovespa  since 1968.  In both markets the same standards of information release are maintained, including the presentation of  financial  statements  prepared in  accordance  with both  Brazilian  and US accounting  standards,  as  well  as  compliance  with  the  regulations  of the
Brazilian  Securities  Commission (CVM - Comissão de Valores Mobiliários) and of the United States SEC - Securities and Exchange Commission.

To ensure the  independence  of its auditors,  services  other than the auditing agreement  represent  an  amount  lower  than  5% of the  cost of  auditing  the financial statements of the companies.

Recognition earned in 2002:

For the  second  year in a row,  Unibanco  was one of the  four  Latin  American companies  selected by the Dow Jones  Sustainability  Index (DJSI),  in its 2003
version.  The  principles  evaluated for choosing the  companies  that form this index were strategy, innovation, corporate governance,  stockholders,  employees and relationship  with  stakeholders.  The DSJI comprises 311 companies that are corporate sustainability leaders across 23 countries.

Euromoney magazine, in its July 2002 edition, also selected Unibanco as the best
Brazilian company in terms of corporate  governance and the 12th best company in developing  countries.  The criteria analyzed were transparency of the structure of stockholdings,  financial transparency, Board structure and process, Investor
Relations and the alignment of the interests of  stockholders  and the company's executives.

In November,  the Brazilian  Association of Capital Market Analysts  (Associação
Brasileira  de Analistas do Mercado de Capitais - Abamec)  granted  Unibanco the
2002 Quality Award,  in recognition of the best  presentation  made that year at
Abamec São Paulo.  At the event,  the bank's main  executives  and the  Chairman presented the Group's  results and  strategies to some 400 people,  who included
stockholders,   investors,   financial  analysts,   journalists  and  government
authorities.

Further  recognition of the policy of transparency in the release of information includes the Brazilian  Association  of Publicly  Traded  Companies  (Associação
Brasileira  das Companhias  Abertas - Abrasca)  ranking  Unibanco's  2001 Annual
Report  as one of the  best  annual  reports  in the  market.  Furthermore,  the
Investor  Relations  site  was  awarded,  for the 3rd  year  running,  the Top 5
Investor  Relations  Prize by MZ Consult,  having ranked,  this time, as the top site in Brazil  and in Latin  American,  Portugal  and  Spain,  out of 340 sites analyzed.

For further information about our Corporate  Governance  policies,  please visit our English version website www.unibanco.com, option Investor Relations.

14. Social Responsibility

Unibanco's  business and corporate  initiatives as a financial  institution  are developed in accordance with current ideas on social  responsibility.  Among the main  initiatives,  we  highlight  support for Junior  Achievement,  the program
consists  of  one  of  the  most  important   business  education  projects  for
youngsters.  Unibanco has partnered this  organization  since 1997 and since the early days of this  association  1,048 students have  graduated from  elementary school and high school from six public  schools and 111 of Unibanco's  employees have played a significant role as volunteers in this project.

In September,  Unibanco's employees launched the 2002 Social SuperAction program
(SuperAcão Social) with the purpose of encouraging  volunteer work. In its first year  (2001),  it  involved  some  3,500  employees,  whose  work  benefited  80 non-profit  organizations.  In 2002,  Social  SuperAction  was  extended  to all employees and benefited approximately 200 non-profit organizations.

The activities of the Moreira Salles Institute  cultural  centers,  the Unibanco segment  that  supports  and  implements  cultural  programs,  stood  out in the cultural environment and in the media, having attracted more than 100,000 people to its events in 2002. The Espaço  Unibanco  chain of cinemas  maintained by the
Moreira  Salles  Institute  grew  in  2002,  servicing  more  than  1.7  million spectators over the course of the year. Two new movie theatres were opened,  one in Juiz de Fora, in the State of Minas Gerais,  and one in Porto Alegre,  in the
Southern Region of the country. The latter was built along the same lines of the movie  theatres that are operating in São Paulo and also houses a Moreira Salles
Institute gallery.  The chain now has 13 cinema centers,  with 43 viewing rooms, and offers more than 7,000 seats.

The  practice  of Social  Responsibility  at  Unibanco  was  recognized  through important awards in 2002. One of them, the Marketing Best Prize, bestowed by the
Referência  publishing  company,  the Getúlio Vargas  foundation and Madia Mundo
Marketing,  was awarded to Unibanco for its role as a citizen-company.  With the
"Unibanco  Ecology - Reaping  Fruit for 10 years"  case,  Unibanco  also won the
Super Ecology Award, bestowed by Super Interessante magazine. Also in connection with the  Unibanco  Ecology  program,  the  organization  received the ADVB 2002
Ecology Top Award, for its "Unibanco Ecology:  Effective Achievements Throughout
Brazil" case. Since 1991, Unibanco Ecology has won this award on seven occasions for cases that  reflect  fostering  the  exercise  of  citizenship  and  raising environmental preservation awareness.

Final comments

We remain fully  committed to our objective of maintaining  ongoing and balanced organizational growth and we thank our customers for their trust and loyalty. We also thank our stockholders  for their support and trust in our management,  and our employees and collaborators, who have contributed so much to the substantial development Unibanco has enjoyed.

São Paulo, February 2003
The Board of Directors
The Board of Officers

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1.   We have audited the balance sheets  (Parent  Company and  Consolidated)  of
     Unibanco - União de Bancos  Brasileiros  S.A.  and its  subsidiaries  as of
     December  31,  2002,  and the  related  statements  of  income,  changes in stockholders'  equity (Parent Company),  and changes in financial  position for the  six-month  period and for the year then ended  (all  expressed  in
     Brazilian reais).  These financial statements are the responsibility of the
     Bank's  management.  Our  responsibility  is to express an opinion on these financial statements based on our audits.

2.   We conducted our audits in accordance  with  auditing  standards  generally accepted  in  Brazil  which  included:  (a)  planning  of  the  engagement, considering the materiality of the balances, the volume of transactions and
     the   accounting   and  internal   control  system  of  the  Bank  and  its
     subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c)
     assessment of the  accounting  principles  used and  significant  estimates adopted  by  management  of the Bank and its  subsidiaries,  as well as the evaluation of the overall financial statement presentation.

3.   In our opinion, the financial statements referred to in Paragraph 1 present fairly, in all material  respects,  the financial  position (Parent Company and  Consolidated)  of Unibanco - União de Bancos  Brasileiros S.A. and its
     subsidiaries as of December 31, 2002, and the results of their  operations, changes in  stockholders'  equity  (Parent  Company)  and  changes in their financial position for the six-month period and for the year then ended, in conformity with accounting practices adopted in Brazil.

4.   Additionally,  we have audited the statements of cash flows (Parent Company and Consolidated)  for the year ended December 31, 2002,  presented in Note
     19 to the financial  statements,  applying the same procedures described in
     Paragraph 2. These statements, not required by Brazilian Corporate Law, are
     designed  to  provide  additional   information.   In  our  opinion,  these
     statements present fairly, in all material respects, the cash flows (Parent
     Company and  Consolidated)  of Unibanco - União de Bancos  Brasileiros S.A.
     and its subsidiaries for the year then ended, in conformity with accounting practices adopted in Brazil.

5.   Previously,  we  have  audited  the  balance  sheets  (Parent  Company  and
     Consolidated)  as of  December  31,  2001,  and the related  statements  of income,  changes  in  stockholders'  equity  (Parent  Company),  changes in financial position and, additionally, the statements of cash flows, for the year then ended,  and issued an  unqualified  opinion,  dated  February 15,
     2002, based on our audits and on the reports of other independent  auditors related to the audits of certain subsidiaries.

6.   As mentioned in Note 3.c to the financial statements, in 2002, the Bank has adopted the new  criteria  established  by the  Central  Bank of Brazil for recording and evaluating  marketable  securities  and derivative  financial instruments.

7.   These financial statements have been translated into English solely for the convenience of the readers.

São Paulo, February 11, 2003

DELOITTE TOUCHE TOHMATSU                                Ariovaldo Guello
Independent Auditors                                    Accountant
CRC No. 2 SP 011,609/O-8                                CRC No. 1 SP 070,483/O-4

(Convenience  translation  into English form the original  previously  issued in
Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

Amounts expressed in thousands of Reais

ASSETS	UNIBANCO 2002	UNIBANCO 2001	UNIBANCO CONSOLIDATED 2002	UNIBANCO CONSOLIDATED 2001
CURRENT ASSETS	**44,081,816**	**32,083,892**	**51,772,397**	**37,214,314**
CASH AND DUE FROM BANKS	**873,583**	**837,711**	**1,078,488**	**993,239**
SHORT-TERM INTERBANK INVESTMENTS	**17,270,410**	**5,531,254**	**15,483,506**	**4,673,057**
Securities purchased under resale agreements	13,836,496	2,426,487	13,560,658	2,610,408
Interbank deposits	3,424,042	3,042,203	1,912,976	1,647,091
Savings deposits	-	-	-	352,994
Foreign currency investments	9,872	62,564	9,872	62,564
MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**4,935,129**	**10,134,762**	**9,008,052**	**10,474,008**
Own portfolio	2,284,845	3,090,501	5,792,312	2,940,676
Subject to repurchase commitments	643,602	6,033,693	970,525	6,333,476
Pledged with Brazilian Central Bank	1,206,999	564,247	1,253,342	760,013
Pledged under guarantees rendered	666,209	40,221	812,226	95,173
Derivative financial instruments	133,474	406,100	179,647	344,670
INTERBANK ACCOUNTS	**3,911,502**	**1,456,845**	**4,022,756**	**1,545,152**
Payments and receipts pending settlement	11,483	9,907	20,550	14,824
Compulsory deposits:				
- Brazilian Central Bank	3,833,765	1,437,911	3,926,526	1,513,673
- National Housing System - SFH	3,998	3,808	3,998	3,808
- National Treasure - Rural credit	-	564	-	564
Interbank onlendings	54,473	945	54,473	945
Correspondent banks	7,783	3,710	17,209	11,338
INTERDEPARTMENTAL ACCOUNTS	**2,975**	**4,330**	**2,840**	**4,527**
Third-party funds in transit	202	2,828	305	3,025
Internal transfers of funds	2,773	1,502	2,535	1,502
LENDING OPERATIONS	**12,007,704**	**11,491,510**	**15,144,497**	**15,462,711**
Lending operations:				
- Public sector	41,049	12,781	41,049	12,781
- Private sector	12,799,448	12,178,687	16,313,893	16,645,582
Allowance for lending losses	(832,793)	(699,958)	(1,210,445)	(1,195,652)
LEASING OPERATIONS	**100**	**109**	**299,806**	**443,778**
Leasing operations:				
- Private sector	101	112	314,753	483,103
Allowance for leasing losses	(1)	(3)	(14,947)	(39,325)
OTHER CREDITS	**4,930,475**	**2,540,379**	**6,379,859**	**3,345,698**
Foreign exchange portfolio	3,574,646	1,792,260	3,574,646	1,792,260
Income receivable	266,139	167,386	119,899	73,837
Negotiation and intermediation of securities	32,103	75,604	81,752	172,151
Sundry	1,101,494	536,198	2,651,896	1,348,603
Allowance for other credits losses	(43,907)	(31,069)	(48,334)	(41,153)
OTHER ASSETS	**149,938**	**86,992**	**352,593**	**272,144**
Other assets	75,846	92,775	195,574	218,668
Allowance for other assets losses	(33,823)	(41,494)	(70,348)	(66,654)
Prepaid expenses	107,915	35,711	227,367	120,130

ASSETS	UNIBANCO 2002	UNIBANCO 2001	UNIBANCO CONSOLIDATED 2002	UNIBANCO CONSOLIDATED 2001
LONG-TERM ASSETS	**18,044,552**	**11,092,225**	**20,213,543**	**14,838,162**
INTERBANK INVESTMENTS	**388,890**	**24,701**	**20,986**	**24,701**
Interbank deposits	388,890	24,701	20,986	24,701
MARKETABLE SECURITIES	**9,181,185**	**3,505,295**	**9,370,415**	**5,325,571**
Own portfolio	5,114,027	2,410,932	4,572,432	3,914,038
Subject to repurchase commitments	749,446	-	1,025,581	-
Pledged with Brazilian Central Bank	2,514,309	498,079	2,632,565	559,984
Certificates of privatization	-	64	-	78
Pledged under guarantees rendered	602,158	455,481	919,438	751,398
Derivative financial instruments	201,245	140,739	220,399	100,073
INTERBANK ACCOUNTS	**57,920**	**206,369**	**57,920**	**57,567**
Compulsory deposits:				
- National Housing System - SFH	57,920	57,567	57,920	57,567
Interbank onlendings	-	148,802	-	-
LENDING OPERATIONS	**6,364,053**	**5,708,205**	**6,787,690**	**6,037,716**
Lending operations:				
- Public sector	322,614	234,817	322,614	234,817
- Private sector	6,323,397	5,679,023	6,762,481	6,021,057
Allowance for lending losses	(281,958)	(205,635)	(297,405)	(218,158)
LEASING OPERATIONS	-	**2**	**202,737**	**256,631**
Leasing operations:				
- Private sector	-	2	214,952	289,851
Allowance for leasing losses	-	-	(12,215)	(33,220)
OTHER CREDITS	**2,036,638**	**1,620,648**	**3,736,092**	**3,081,440**
Receivables on guarantees honored	477	590	477	590
Foreign exchange portfolio	9,050	1,534	9,050	1,534
Income receivable	5,051	2,969	5,088	3,230
Negotiation and intermediation of securities	-	11	800	1,801
Sundry	2,024,554	1,616,850	3,727,924	3,085,272
Allowance for other credits losses	(2,494)	(1,306)	(7,247)	(10,987)
OTHER ASSETS	**15,866**	**27,005**	**37,703**	**54,536**
Prepaid expenses	15,866	27,005	37,703	54,536
PERMANENT ASSETS	**6,164,536**	**5,963,646**	**3,388,852**	**3,563,967**
INVESTMENTS	**5,332,084**	**5,126,766**	**1,665,721**	**1,693,728**
Investments in subsidiary and associated companies	**3,912,603**	**3,606,320**	**59,557**	**50,374**
-Local	2,372,373	2,647,876	49,177	50,374
-Foreign	1,540,230	958,444	10,380	-
Goodwill on acquisitions of subsidiary companies	1,392,260	1,484,966	1,462,927	1,491,250
Other investments	53,480	77,450	208,731	230,895
Allowance for losses	(26,259)	(41,970)	(65,494)	(78,791)
FIXED ASSETS	**403,488**	**451,530**	**1,047,243**	**1,240,732**
Land and buildings in use	140,221	158,723	656,804	910,665
Other fixed assets	705,821	647,798	1,200,292	1,031,485
Accumulated depreciation	(442,554)	(354,991)	(809,853)	(701,418)
DEFERRED CHARGES	**428,964**	**385,350**	**675,888**	**629,507**
Organization and expansion costs	728,707	779,630	1,156,459	1,164,950
Accumulated amortization	(299,743)	(394,280)	(480,571)	(535,443)
TOTAL	**68,290,904**	**49,139,763**	**75,374,792**	**55,616,443**

The accompanying notes are an integral part of these financial statements.

(Convenience  translation  into English form the original  previously  issued in
Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME

Amounts expressed in thousands of Reais, except per share data

The accompanying notes are an integral part of these financial statements.

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

STATEMENTS OF CHANGES IN  STOCKHOLDERS'  EQUITY FOR THE YEARS ENDED  DECEMBER 31,
2002 AND 2001 AND FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2002

Amounts expressed in thousands of Reais

The accompanying notes are an integral part of these financial statements.

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION

Amounts expressed in thousands of Reais

The accompanying notes are an integral part of these financial statements.

(Convenience  translation  into English from the original  previously  issued in
Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The consolidated  operations of Unibanco - União de Bancos  Brasileiros S.A. and
its direct and indirect  subsidiaries and jointly controlled companies in Brazil
and  abroad   include,   besides  the  financial   activities  of  the  Unibanco
Conglomerate,  other  activities  carried  out  by  subsidiaries  with  specific objectives,  principally,  related to insurance, credit card operations, annuity products  plans and private  retirement  plans.redit  card  operations,  annuity products plans and private retirement plans.

2. Presentation of Financial Statements

The financial  statements of Unibanco - União de Bancos Brasileiros S.A. and its
foreign  branches  (Unibanco)  are  presented  together  with  the  consolidated financial statements of Unibanco and its subsidiaries  (Unibanco  Consolidated), which comprise the accounts of Unibanco - União de Bancos  Brasileiros S.A., its
foreign  branches,  its  direct  and  indirect  subsidiaries,  and  its  jointly controlled companies, as shown in Note 9.

The  consolidated  financial  statements  have been prepared in accordance  with consolidation  principles  determined by the Brazilian  Securities  and Exchange
Commission (CVM).  Intercompany  investments,  balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The  financial   statements  of  the   subsidiaries   Unibanco  Leasing  S.A.  -
Arrendamento  Mercantil and Dibens  Leasing S.A. -  Arrendamento  Mercantil were reclassified  by means of  out-of-book  adjustments,  in order to reflect  their financial  position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction  247/96,  assets,  liabilities,  revenues and expenses of jointly controlled  companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary  companies are in accordance with the requirements of Brazilian  Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian  Securities and Exchange Commission
and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

o    income,  expenses and  monetary or exchange  rate  variations,  at official rates or indices,  pro rata temporis,  on current and long-term  assets and liabilities;

o    the effects of the  provisions to adjust the assets to market or realizable values;

o    the  adjustments to the insurance,  annuity  products and retirement  plans technical reserves;

o    the effects of the  adjustment of  investments in subsidiary and associated companies to reflect the equity method of accounting;

o    the provision for federal income tax at the rate of 15% on taxable  income, plus a specific  surcharge of 10% on taxable income over established fiscal limits;

o    the provision for social  contribution  calculated at the rate of 9% on the adjusted income before income tax;

o    tax credits calculated on temporary  differences between book value and tax amounts and on tax losses; and

o    profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus,  when  applicable,  the related income and monetary and exchange rate  variations,  and  decreased by the related  unearned income and/or allowances for losses, except for the marketable  securities,  the derivative  financial  instruments and financial assets subject to hedge,  which are presented since the first semester of 2002, as stated in item (c).

The  allowance  for  lending,  leasing and other  credit  losses is set up in an amount  considered  sufficient by management to cover  possible  future  losses.
Management's analysis to establish the provision required takes into account the economic environment,  past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

The  Brazilian  Central Bank has  established  new rules for the  recording  and valuation of marketable securities and derivative financial  instruments,  which effects are recognized as from the six-month period ended June 30, 2002.

Marketable securities

According to Brazilian Central Bank Circular 3068 issued on November 8, 2001 and supplemental  regulation,  marketable  securities  must be classify  into one of three categories, based on the intent to negotiate (during the implementation of the new rule, the bank has adopted transitional criteria),  and accounted for as follow:

o    Trading securities - marketable  securities  acquired for trading purpose -
     they are stated at cost plus,  accrued  interest and adjusted to their fair values  and  unrealized  gains  and  losses  are  recognized  currently  in earnings.

o    Securities  available for sale - marketable  securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in  payments  conditions  or other  factors.  They are  stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders'  equity, net of applicable taxes, in "Unrealized
     gains  and  losses  -  marketable   securities  and  derivative   financial
     instruments".  The realized  gains and losses are  recognized  based on the applicable trade date in a contra account in stockholders' equity item.

o    Securities held to maturity - marketable securities that there is intention and financial  ability to retain them until the maturity.  They are carried at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

According to Brazilian Central Bank Circular 3082 issued on January 30, 2002 and the supplemental regulation, the derivative financial instruments are classified based on Unibanco's intent for hedging or non-hedging purpose.

o    Transactions  involving derivative  financial  instruments to meet customer needs or for own purpose that did not meet hedging  accounting  requirement established  by the Central Bank,  primary  derivatives  used to manage the global exposure,  are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

o    Derivative  financial   instruments  designed  for  hedging  or  to  modify
     characteristics  of assets or liabilities  and (i) highly  correlated  with respect to changes in fair value in  relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and
     (ii)  effective at reducing  the risk  associated  with the exposure  being hedged, are classified as hedges as follows:

     -    Fair value hedge. The financial assets and liabilities and the related derivative  financial  instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

     -    Cash flow hedge.  The effective hedge portion of financial  assets and liabilities  is accounted for at fair value and  unrealized  gains and losses recorded as a separate  component of stockholders'  equity, net of  applicable  taxes,  in  "Unrealized  gains and losses - marketable securities and derivative  financial  instruments".  The non-effective hedge portion, when applicable, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary  and associated  companies are accounted for using the equity method of  accounting,  as shown in Note 9. The effects in subsidiary and associated  companies  resulted  from the new rules to recorded and valuation of marketable securities and derivative financial  instruments,  as mentioned above in item (c) were  recognized  in  Unibanco  as  "Unrealized  gains and  losses -
marketable   securities  and  derivative  financial  instruments  and  "Retained earnings",  so as to maintain the  original  record made by the  subsidiary  and associated companies.

Other  investments  consist  principally  of  investments  carried  at cost  and membership  certificates  of stock and  commodities  exchange  adjusted  to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation  of fixed assets is calculated on the  straight-line  method at the following  annual  rates:  buildings  in  use  - 4%;  equipment  in  use -  10%;
communications, data processing, and transportation systems - 20%.

Deferred charges,  composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These  amounts  include,  when  applicable,  accrued  interest  and monetary and exchange  rate  variations,  except for  derivative  financial  instruments  and liabilities subject to hedge, which are presented above in item (c).

4.   Marketable Securities

(a)  Trading securities

Trading  securities were classified as current  assets,  independently  of their maturity date, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

(ii) By maturity:

(c) Securities held to maturity

(i) By type:

The fair value of these  securities was  R$4,267,683 in Unibanco and R$5,607,510 in Unibanco  Consolidated.  The difference  between  amortized cost and the fair value amounted  R$830,671 in Unibanco and  R$1,002,771 in Unibanco  Consolidated
and correspondent mainly to bonds issued by Brazilian federal government.

(ii) By maturity:

(iii)Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities,  interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The  resources  of third  parties  which are related to the  securities  held to maturity, for Unibanco Consolidated compared with the portfolios is as follow:

(d)  Fair value determination

The fair value of  marketable  securities  was based on the average rate for the last  business  day  of  the  period  as  informed  by  Stock  Exchanges,  trade associations and external entities.

(e)  Prior year adjustments

As a result of adoption of new rules  established  by Central Bank Circular 3068 and supplemental  regulation,  the adjustments  resulted from the application of new rules for recording and valuating the marketable securities,  using the fair value as of December 31, 2001 for the  securities  portfolio of Unibanco and its subsidiaries, resulting in an effect in stockholders' equity of: (i) R$39,556 as a credit in"Retained  earnings",  resulted of securities  classified as trading securities,  and (ii)  R$10,028  as a charge in "Unrealized  gains and losses -
marketable  securities and derivative  financial  instrument" and as a credit in
"Retained  earnings",  and R$21,915 as credit in"Unrealized  gains and losses -
marketable  securities  and  derivative  financial  instrument",   resulting  of
securities available for sale.

5. Lending and Leasing Operations  Portfolio and Allowance for Lending,  Leasing
and Other Credit Losses

(a)  Components of the lending and leasing  operations  portfolio by type and by maturity:

Unibanco		Unibanco Consolidated	
	2002	2001	2002	2001
By type				
Discounted loans and notes	10,557,753	10,264,370	10,476,389	10,950,867
Financing	7,492,200	6,536,876	8,898,614	7,703,696
Agricultural	798,058	833,042	798,058	833,042
Real estate loans	638,497	471,020	647,647	478,912
Credit card	-	-	2,619,329	2,947,720
Total lending operations	**19,486,508**	**18,105,308**	**23,440,037**	**22,914,237**
Leasing operations	101	114	529,705	772,954
Advances on exchange contracts (1)	2,009,543	1,375,737	2,009,543	1,375,737
Total leasing operations and advances on exchange contracts	**2,009,644**	**1,375,851**	**2,539,248**	**2,148,691**
Guarantees honored	477	590	477	590
Other receivables (2)	233,747	260,028	577,583	294,907
Total other credits	**234,224**	**260,618**	**578,060**	**295,497**
Assignment of loans with co-obligation (3)	-	-	-	**139,789**
Co-obligation on credit card customer financing (3)	-	-	**193,295**	**328,477**
Total risk	**21,730,376**	**19,741,777**	**26,750,640**	**25,826,691**
By maturity				
Past-due for more than 15 days (Note 5 (d))	447,904	441,176	1,194,584	1,735,196
Falling due:				
Less than 3 months (4)	7,683,347	7,420,497	10,785,434	10,847,782
Between 3 months and 1 year	6,818,646	5,941,297	7,330,393	6,659,550
Between 1 and 3 years	4,156,603	3,338,344	4,728,589	3,908,280
More than 3 years	2,623,876	2,600,463	2,711,640	2,675,883
Total risk	**21,730,376**	**19,741,777**	**26,750,640**	**25,826,691**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Includes 14 days past-due amounts.

(b)  Components of lending, leasing and other credits by business activity:

Unibanco			
	2002		2001	
	Value	% of distribution	Value	% of distribution
Manufacturing				
Food, beverages and tobacco	1,411,820	6.5	735,175	3.7
Basic metal industries	1,242,045	5.7	886,451	4.5
Electricity, gas and water	1,240,181	5.7	1,346,874	6.8
Chemical and pharmaceutical	1,153,574	5.3	753,512	3.8
Automobile industry	831,799	3.8	775,260	3.9
Paper, paper products, printing and publishing	795,284	3.7	778,941	3.9
Production of metal goods	548,366	2.5	265,549	1.3
Petrochemical	500,462	2.3	390,101	2.0
Extractive	387,780	1.8	376,547	1.9
Textiles, clothing and leather goods	332,349	1.5	249,218	1.3
Electronic and communications equipment	241,544	1.1	201,548	1.0
Non-metallic minerals	214,766	1.0	401,067	2.0
Wood and wood products, including furniture	185,026	0.9	196,621	1.0
Electric and electronic	180,720	0.8	197,652	1.0
Production of machines and equipment	146,434	0.7	578,803	2.9
Rubber and plastic	136,989	0.6	133,185	0.8
Other manufacturing industries	33,963	0.2	8,627	0.1
Subtotal	**9,583,102**	**44.1**	**8,275,131**	**41.9**
Individual				
Consumer loans	3,321,624	15.3	3,260,154	16.5
Residential mortgage loans	583,385	2.7	415,792	2.1
Subtotal	**3,905,009**	**18.0**	**3,675,946**	**18.6**
Residential construction loans	**121,433**	**0.6**	**71,152**	**0.4**
Trade				
Trade				
Wholesale	1,240,652	5.7	795,417	4.0
Retail	869,926	4.0	1,282,827	6.5
Lodging and catering services	73,784	0.3	70,972	0.4
Subtotal	**2,184,362**	**10.0**	**2,149,216**	**10.9**
Financial service				
Financial companies	1,132,463	5.2	744,290	3.8
Insurance companies and private pension funds	57,517	0.3	107,952	0.5
Subtotal	**1,189,980**	**5.5**	**852,242**	**4.3**
Other service				
Post office and telecommunications	1,193,628	5.5	1,028,273	5.2
Transportation	519,735	2.4	674,385	3.4
Real estate services	433,250	2.0	345,042	1.7
Construction	217,432	1.0	179,887	0.9
Cultural and sportive leisure activities	195,982	0.9	34,715	0.2
Health and social services	96,181	0.4	102,974	0.5
Education	82,723	0.4	92,375	0.5
Associative activities	75,991	0.3	177,548	0.9
Other	1,133,510	5.2	1,249,849	6.4
Subtotal	**3,948,432**	**18.1**	**3,885,048**	**19.7**
Agriculture, livestock, forestry and fishing	**798,058**	**3.7**	**833,042**	**4.2**
Total	**21,730,376**	**100.0**	**19,741,777**	**100.0**

Unibanco Consolidated			
	2002		2001	
	Value	% of distribution	Value	% of distribution
Manufacturing				
Food, beverages and tobacco	1,460,510	5.5	799,646	3.1
Basic metal industries	1,266,455	4.7	895,824	3.5
Electricity, gas and water	1,258,862	4.7	1,359,980	
Chemical and pharmaceutical	1,184,832	4.4	787,297	3.0
Automobile industry	847,127	3.2	786,663	3.0
Paper, paper products, printing and publishing	817,986	3.1	800,758	3.1
Production of metal goods	563,250	2.1	273,130	1.1
Petrochemical	511,549	1.9	399,291	1.5
Extractive	405,052	1.5	387,364	1.5
Textiles, clothing and leather goods	342,892	1.3	261,224	1.0
Electronic and communications equipment	249,235	0.9	210,631	0.8
Non-metallic minerals	227,944	0.9	418,827	1.6
Wood and wood products, including furniture	200,019	0.7	217,019	0.8
Electric and electronic	185,677	0.7	202,742	0.8
Production of machines and equipment	155,888	0.6	592,048	2.3
Rubber and plastic	149,526	0.6	142,224	0.7
Other manufacturing industries	35,313	0.1	9,089	-
Subtotal	**9,862,117**	**36.9**	**8,543,757**	**33.1**
Individual				
Consumer loans	5,158,554	19.3	4,911,740	19.0
Credit card	2,812,624	10.5	3,415,985	13.2
Residential mortgage loans	592,535	2.2	423,684	1.7
Lease financing	85,389	0.3	244,262	0.9
Subtotal	**8,649,102**	**32.3**	**8,995,671**	**34.8**
Residential construction loans	**121,433**	**0.5**	**71,152**	**0.3**
Trade				
Wholesale	1,365,677	5.1	878,057	3.4
Retail	946,260	3.5	1,602,001	6.2
Lodging and catering services	83,464	0.3	79,581	0.3
Subtotal	**2,395,401**	**8.9**	**2,559,639**	**9.9**
Financial service				
Financial companies	216,153	0.8	282,649	1.1
Insurance companies and private pension funds	57,799	0.2	111,322	0.4
Subtotal	**273,952**	**1.0**	**393,971**	**1.5**
Other service				
Post office and telecommunications	1,218,826	4.6	1,035,586	4.0
Transportation	852,296	3.2	922,315	3.6
Real estate services	476,725	1.8	388,540	1.5
Construction	339,802	1.3	287,991	1.1
Cultural and sportive leisure activities	202,823	0.8	39,302	0.2
Health and social services	113,406	0.4	124,741	0.5
Education	94,147	0.4	101,773	0.4
Associative activities	89,366	0.3	197,705	0.8
Other	1,263,186	4.6	1,331,506	5.1
Subtotal	**4,650,577**	**17.4**	**4,429,459**	**17.2**
Agriculture, livestock, forestry and fishing	**798,058**	**3.0**	**833,042**	**3.2**
Total	**26,750,640**	**100.0**	**25,826,691**	**100.0**

The value amounts of operations  and percentage of  distribution  as of December
31, 2001  (Unibanco  and  Unibanco  Consolidated)  were  reclassified  to better comparison with December 31, 2002.

(c)  Concentration of lending, leasing and other credits:

(d)  Components  of  lending,  leasing  and  other  credits  by risk  level,  as established in Resolution 2682 of the Brazilian National Monetary Council:

Unibanco Consolidated
								2002
	% minimum		Past-due credits					
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,331,389	-	-	9,331,389	34.9	-	-
A	0.5	7,753,394	-	-	7,753,394	29.0	47,611	0.6
B	1.0	2,360,265	147,564	199,826	2,707,655	10.1	34,310	1.3
C	3.0	4,200,651	182,224	155,610	4,538,485	17.0	227,379	5.0
D	10.0	560,526	118,624	114,929	794,079	3.0	127,745	16.1
E	30.0	178,047	82,099	182,614	442,760	1.7	156,670	35.4
F	50.0	47,430	75,403	104,462	227,295	0.8	126,448	55.6
G	70.0	160,461	48,751	124,890	334,102	1.2	248,950	74.5
H	100.0	178,998	130,230	312,253	621,481	2.3	621,480	100.0
Total		**24,771,161**	**784,895**	**1,194,584**	**26,750,640**	**100.0**	**1,590,593**	
% of total risk							**5.9%**	

								Unibanco Consolidated
								2001
	% minimum		Past-due credits					
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,669,027	-	-	10,669,027	41.3	-	-
A	0.5	7,392,216	-	-	7,392,216	28.6	48,699	0.7
B	1.0	2,122,199	121,507	274,078	2,517,784	9.8	27,495	1.1
C	3.0	2,375,179	257,298	393,864	3,026,341	11.7	121,995	4.0
D	10.0	297,366	101,809	203,415	602,590	2.3	111,303	18.5
E	30.0	89,883	60,613	183,261	333,757	1.3	131,025	39.3
F	50.0	72,757	51,969	153,419	278,145	1.1	162,450	58.4
G	70.0	125,954	37,524	146,595	310,073	1.2	238,770	77.0
H	100.0	173,181	143,013	380,564	696,758	2.7	696,758	100.0
Total		**23,317,762**	**773,733**	**1,735,196**	**25,826,691**	**100.0**	**1,538,495**	
% of total risk							**6.0%**

The  allowance  for  lending,  leasing and other  credits  losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council.  The
minimum allowance for each level is utilized as a general rule,  however,  based on the judgment and experience of management, higher percentages might be within each  level in order to more  accurately  assess  the risk of  certain  clients, operations or portfolios.

(e) The operations  renegotiated  with clients as established in Resolution 2682 of the Brazilian  National  Monetary Council was R$900,061 (2001 - R$870,587) in
Unibanco and R$1,121,074  (2001 - R$1,071,846) in Unibanco  Consolidated.  These
operations relate to active portfolio  and credits written off against loss, and were recognized with intention to maintain the risk assessment and the provision for losses existing prior to  renegotiation.  These operations will have a lower risk  classification  only  after  collection  of a  significant  portion of the renegotiated debt. For such lower risk reclassification,  the minimum collection percentage established by Unibanco is 25%.

(f) Changes in the allowance for lending,  leases and other credit losses during the period:

6.   Foreign Exchange Portfolio

(a)  Balance sheet

(b)  Statement of income

7.   Other Credits

8.   Foreign Branches

As mentioned in Note 2, the  financial  statements  of foreign  branches  (Grand
Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

Unibanco's Board of Directors approved in a meeting held on December 26, 2002, a partial  distribution  of  US$20,000  thousand  of 2000 of Grand  Cayman  branch retained earnings.

9.   Investments

(a) Investments in subsidiary and associated companies

Results of investments  in subsidiary and associated  companies were recorded as
"Equity in results of subsidiary and  associated  companies" in the statement of income in the group"Other  operating income  (expenses)".  The foreign branches and subsidiary  companies  exchange  gains in the amount of R$1,093,120  (2001 -
R$161,676)  in  Unibanco  and  R$  1,186,545  (2001  -  R$281,908)  in  Unibanco
Consolidated  were recognized as"Other  operating  income".  As a result of the
high  foreign  exchange  volatility,   Unibanco  partially  hedged  its  foreign
investments  in U.S.  dollars  in the  amount of US$583  million  (2001 - US$430 million).  The expense of  R$793,381  (2001 - R$77,954) in Unibanco and Unibanco
Consolidated  was also  recorded  in "Other  operating  income",  reducing  the exchange  gains on  foreign  investments.  The  investments  in  subsidiary  and associated  companies  and the major  transactions  relating to  investments  in subsidiary and associated companies in 2002 and 2001, were as follow:

(i) The  percentage  shown in the  Unibanco  Consolidated  column  refers to the controlling companies' percentage holding.

(1) In 2001, Unipart Participações  Internacionais Ltd. (Unipart  Internacional)
was created and capitalized at the book value of investments  transferred by the
former  controlling   company.   The  main  companies   transferred  to  Unipart
Internacional were:

o    100% of Unibanco  Cayman Bank Ltd.,  subsidiary  of Unibanco  Participações
     Internacionais Ltda.; and
o    75.5% of Unicorp  Bank & Trust Ltd.;  99.999% of  Unibanco  União de Bancos
     Brasileiros  (Luxembourg)  S.A. and Interbanco S.A. and 100% of UBB Holding
     Company,  Inc., controlling company of Unibanco Securities Inc., subsidiary companies of Unibanco.

In 2002,  Unipart  Internacional  acquired 24.5% of the total capital of Unicorp
Bank & Trust Ltd., for US$36,000  thousand with goodwill of US$18,844  thousand, which is being amortized in 10 years. As a result of this  transaction,  Unipart
Internacional own 100% of Unicorp's capital.

In  September  2002,  Unipart  Internacional  acquired  100% of the  capital  of
Unibanco Securities Ltd. from Unibanco at book value.

In  November  2002,  Unibanco  acquired  9.156% of the total  capital of Unipart
Internacional, belonging to Banco Bandeirantes S.A. at book value.

(2) In July 2002, the capital of Unibanco  Representação e  Participações  Ltda.
was reduced through  cancelation of 711,495,001 quotas, and as a consequence the investment of Unibanco AIG Seguros S.A. and  Credicard  S.A.  Administradora  de
Cartões de Crédito  was  transferred  to Unibanco at their book value as of June
30, 2002.

(3) During 2002, the Company declared and paid dividends amounting of R$690,000, being paid R$640,000 in 2002 and R$50,000 will be paid up to December 31, 2003.

(4) The difference between the net income and the equity in results  adjustments and equity and the investment  result mainly of gains to be realized on the sale of companies within of Unibanco's  group, that are being recognized in line with amortization of goodwill calculated on the same dates. In October 2002, Unibanco merged Caixa Brasil  Participações S.A., becoming the direct controller of Banco
Bandeirantes S.A.

(5) In 2001, Fininvest and Magazine Luiza, a traditional department store chain, established  an  association  through  the  creation of a new company of credit, financing and investment, through 50% of participation for Fininvest and 50% for
Magazine  Luiza.  The amount of  investment  in  Fininvest  was  R$42,530.  This transaction  generated a goodwill of  R$31,842,  which is being  amortized in 10 years, in accordance  with be expected  period of benefit.  The name of FMX S.A.
Sociedade de Crédito,  Financiamento e Investimento will be changed to Luizacred
S.A. Sociedade de Crédito, Financiamento e Investimento.

(6) The  difference  between  the net  income  of this  company  and the  equity adjustment  recognized in income,  relates to the  restatement of stock exchange membership  certificates  recognized  directly  to net  equity  of the  investee company.

(7) In May 2002, Banco1.net acquired 100% of the capital of Investshop Corretora de Valores  Mobiliários  e Câmbio  S.A.  and  Investshop  Participações  S.A. by
R$8,039.

(8) In August  2002,  205,576  preferred  shares  belonging  to a director  were transferred to Unibanco at book value of R$1,580.

(9)  In  2001,  Unibanco  signed  an  Association  Agreement  with  Globex,  the controlling company of Ponto Frio retail chain,  whereby,  Unibanco acquired 50%
of interest in Investcred for R$110,805.  The operation  generated a goodwill of
R$58,873,  which is being amortized in 10 years, in accordance with its expected period of benefit.

(10)  Equity in results  adjustments  based on the  financial  statements  as of
November 2002.

(11) During the  Extraordinary  General  Meeting held on November 1, 2002 it was approved  the  split-up  of BUS  Holding  S.A.,  with a  consequent  merger into
Administradora e Corretora de Seguros Unibanco Ltda.

(12) Companies audited by other independent auditors.

(b) Goodwill on acquisition of subsidiary companies

The  goodwill  relating to the  acquisition  of  subsidiary  companies  is being amortized up to ten years,  according to the expected  period of benefit,  being the  amortization  for the  period  recognized  in"Other  operating  expenses".
Goodwill  balance shown in the consolidated  financial  statement and the amount amortized during the year were as follows:

10.  Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are readjusted using the saving deposits index,  plus average interest of 13.28% per annum, and are payable up to October 18, 2004.

(b) Euronotes

The average  interest  rate at December 31, 2002 was 6.95% per annum in Unibanco and 6.30% per annum in Unibanco Consolidated.

(c) Commercial Paper Programs

The commercial paper programs,  in the amount of R$702,654 (2001 - R$796,259) in
Unibanco and Unibanco  Consolidated,  are issued by Grand Cayman  branch and are payable up to August 13, 2003,  with  interest at rates  between 1.94% and 2.30%
per annum.

(d) The other  issues  totaled  R$75,274  (2001 -  R$130,332)  in  Unibanco  and
R$75,274 (2001 - R$59,698) in Unibanco  Consolidated  with maturities up to July
11, 2005 and an average interest rate of 10.50% per annum.

11.  Borrowings and Onlending in Brazil - Governmental Agencies

Foreign   borrowings   consist   principally  of  short-term  credit  lines  for
refinancing of foreign exchange transactions, import and exports.

Onlendings  in Brazil -  governmental  agencies  are  payable  up to 2018,  with interest rates established by operational  policies of BNDES (National  Economic
Development Bank).

12.  Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions,  relating principally  to income  taxes,  indirect  taxes and labor  claims.  Based on the
advice  of  our  external  counsel,   Unibanco  and  its  subsidiaries  recorded
provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suit,  including those relating to the constitutionality of certain taxes and the probable liability is fully provided,  being the provision accrued reverted when, based on the opinion of legal consultant, the possibility of losses is remote.

(b) Employee litigation

Labor unions and former  employees filed several  lawsuits  against Unibanco and its subsidiaries to seek  compensation for labor rights.  Unibanco cannot assure that it will win these lawsuits and, based of this,  the  contingency  amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against  Unibanco and its  subsidiaries on  a  variety  of  matters,  including,  previous  economic  plans.  The  civil litigations  provisions  are  recorded in  accordance  with the  probability  of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority  shareholders of Banco Bandeirantes S.A.  (Bandeirantes)
have initiated lawsuits against Bandeirantes,  Caixa Geral de Depósitos,  former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes  before Unibanco became the controlling  shareholder of  Bandeirantes)  have also filed lawsuits against
Bandeirantes  and the Central Bank of Brazil,  seeking to terminate  the Central
Bank  intervention  in  Banorte  before  its  acquisition  by  Bandeirantes.  In accordance with the Agreement  between Unibanco and Caixa Geral de Depósitos for the  acquisition  of a  controlling  interest  in  Bandeirantes,  Caixa Geral de
Depósitos  assumed full  responsibility  for such lawsuits.  Therefore it is not necessary to record provisions for this purpose.

13. Other Liabilities

(a) Subordinated debt

(b) Sundry

14. Stockholders' Equity

(a) Capital

Subscribed  and paid-in  capital is  comprised of shares  without par value,  as follows:

Preferred  shares carry no voting rights but have priority over common stocks in the  reimbursement  of capital in the case of  liquidation,  up to the amount of capital  represented by such preferred shares, and are entitled to receive a 10%
greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by  Unibanco  and by a  Class "B"  preferred  share  issued  by  Holdings  S.A.
(Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends

All stockholders are entitled to receive,  in total, a mandatory  dividend of at least 35% of the Bank's annual net income as stated in the statutory  accounting records, adjusted for transfers to the legal reserve.

Total  dividends of 2002 amounted to R$340,012  (2001 - R$323,193),  represented
35.4% (2001 - 35.0%) of income of the year after legal reserve constitution, and the dividends by thousands of shares have the following distribution:

(c)  Capital reserves

These reserves are substantially represented by share premium reserve.

(d)  Treasury stocks and Buy-back program

(i) Through the"Share Exchange  Agreement" signed on August 31, 2001,  Unibanco assigned and transferred to Holdings  24,397,249 Class B preferred shares issued by  Holdings  and  acquired  through a prior  repurchase  program in the form of
Units,  and Holdings  assigned and  transferred to Unibanco the same quantity of preferred  shares  issued by Unibanco.  The shares  exchanged  were  recorded in
Unibanco and in Holdings as treasury stocks.

(ii) The Board of  Directors  of Unibanco  and  Holdings in the meeting  held on
September 20, 2001 authorized,  for a period of three months, the acquisition at market  prices of up to  220,948,544  Unibanco's  common  shares,  4,597,425,824
Unibanco's  preferred  shares,  and  4,236,225,772  Holding's  Class B preferred shares,  to be  maintained  in treasury  for  subsequent  sale or  cancellation, without capital reduction.

On  December  27,  2001,  through  the  meeting of the Board of  Directors,  the buy-back  program was  renewed  with the  following  limits:  up to  257,364,326
Unibanco's  common shares and up to 3,177,019,267  Unibanco's  preferred shares, and up to 3,438,618,826 Holdings' Class B preferred shares.

Up to December 31, 2001,  153,200,000  Unibanco's  preferred shares,  46,500,000
Units, and 1,702,500 GDS issued by both Unibanco and Holdings were  repurchased.
Through of"Share  Exchange  Agreement",  Unibanco  assigned and  transferred to
Holdings  897,750,000  Class B preferred shares issued by Holdings,  acquired in the form of Units and GDS and  Holdings  assigned  and  transferred  to Unibanco
897,750,000  preferred shares issued by Unibanco.  Therefore,  Unibanco recorded
1,948,700,000  preferred  shares at an  average  price of  R$37.10  as  treasury stocks.  The minimum and maximum  acquisition  prices were  R$34.87 and R$55.91, respectively.

On December  31,  2002,  41,400,000  preferred  shares  issued by Unibanco  were repurchased by an average price of R$52.67.  The minimum and maximum acquisition prices were R$52.30 and R$53.53.

The fair value of treasury stocks at December 31, 2002,  based on the Unit price at December 31, 2002 in São Paulo Stock Exchange was R$92,650.

(e) Prior year adjustments

Prior year  adjustments  are mainly related to certain  adjustment  from trading securities and derivative instruments, stated in Note 4 (e) and 18 (c).

15. Income Tax and Social Contribution

Deferred  income  tax and  social  contribution,  calculated  on tax  losses and negative  basis of social  contribution  carry-forward  are  recorded  in"Other credits - sundry" and provisions not currently deductible are recorded in"Other credits  - sundry"  or in "Other  liabilities  - taxes  and  social  security", according to their nature.

Deferred   income  tax  losses  and  negative   basis  of  social   contribution
carry-forward  are realized in accordance with the existing taxable income,  and income tax on temporary  differences are realized when the utilizing or reversal provision.

(a) Deferred tax assets

Deferred  tax assets  recorded  are  computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized in 2001 were R$130,243 in
Unibanco Consolidated.

Expected of realization of deferred tax as follow:

The  present  value of deferred  taxes,  calculated  using the  average  rate of funding, net of tax effects,  totaled R$1,227,549 in Unibanco and R$2,061,332 in
Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

16. Commitments and Guarantees

17.  Related-Party Transactions (Unibanco)

2002	2001
Assets		
Interbank investments	2,924,006	1,470,578
Marketable securities and derivative financial instruments	2,024,083	2,693,480
Interbank accounts	-	148,802
Lending operations	935,769	481,001
Other credits		
. Income receivable		
Dividends and interest on own capital	200,406	132,913
. Negotiation and intermediation of securities	-	9,173
. Sundry	39,956	4,384
Liabilities		
Deposits	2,648,160	1,780,053
Securities sold under repurchase agreements	144,012	108,538
Resources from securities issued		
. Securities abroad	195,299	1,765,022
Interbank accounts	16,820	19,191
Borrowings	310,151	196,833
Derivative financial instruments	317,660	5,199
Other liabilities		
. Negotiation and intermediation of securities	371	-
. Sundry	714,361	576,862
Revenues		
Lending operations	63,510	65,359
Marketable securities	437,131	191,214
Derivative financial instruments	(408,119)	(27,037)
Services rendered	84,085	108,252
Other operating income	-	185
Expenses		
Deposits and securities sold	311,380	402,040
Foreign exchange transactions	-	761
Borrowings and onlendings	44,224	21,939
Other administrative expenses	30,649	56,242
Other operating expenses	2,865	3,299

The  amounts  above  reflect  operations  between  Unibanco  and its  subsidiary
companies,   and   were   eliminated   in   consolidation.   Transactions   with
unconsolidated  related parties are limited to normal banking  transactions  and are not material in the operational context of Unibanco.

Related-party  transactions  were made at average  market rates in effect at the respective transaction dates, considering the absence of risk.

Services  rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements,  through utilization of  physical  assets and  personnel  related to credit  card,  leasing,  annuity products plans, insurance operations, virtual bank and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

18. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the  organization.  A separate division is
responsible  for  identifying,   measuring  and  managing  market,   credit  and
operational risk  institutional-wide  basis. In addition, each business division has dedicated  risk  management  staff.  The risk  committee  composed of senior management  evaluates  the  risks  involved  in  activities  and  proposes  risk management policies accordingly.

Credit risk

The credit  policy is  designed  to manage  risk while  maintaining  flexibility required by market  conditions  and the needs of  customers.  The credit  limits exposure goals is to avoid the  concentration on clients and particular  sectors that Unibanco  believes have high risk factors.  It has various  approval levels for both  retail  and  wholesale  customers.  Depending  on the size and type of exposure and the customers prior credit history,  approval levels range from the branch  general  manager or account  manager to the retail or  wholesale  credit committees,  which are composed of members of senior management. The centralized credit decision-making  process is based on strict credit limits that are set by the wholesale and retail committees.  The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit. The decision on each credit is based on the following factors:
financial  history,  cash flows,  quality of  management,  relationship  history market  conditions and other factors relating to credit risk. An internal credit rating  system  is  employed,  which  ranks  companies  in  categories  based on quantitative  criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower's rating and the external credit environment.

Retail  Credit.   Credit   management  in  the  retail  banking   business,   is
characterized  by the  processing at a large volume of credits  requests,  which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized.  These tools,  which include credit behavior scoring,  are backed by dedicated systems.  The automated credit system is a special  software  program  that  services  loans at all stages  from their
inception.   The  collections  scoring  are  used  for  determination  of  which collection  method or combination of collection  methods is the most  efficient.
The bank had used  statistical  model in its credit  analysis for over 30 years.
Stricter  standards  for  originating  and managing  loan  portfolio is imposed, including  restrictions on increases in credit limits,  restrictions on renewals of overdraft facilities.

Market Risk

The policy  regarding  to market  risk  exposure  is  conservative.  Market risk exposure of portfolio is  independently  supervised and controlled.  Market risk management is based on limits  established by the financial and risk committees.
The market  risk  exposure  is limited by managing  of  currency,  maturity  and interest rate mismatches.  Securities,  financial derivatives instruments, loans and  funding  are  analyzed  on  a  consolidated  basis.  Financial  derivatives instruments  play an important role in managing asset and liability  mismatches.
Exposure limits for treasury unit are established considering market volatility, scenario  forecasts,  opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within limits required by the risk  committee  and ratified by the financial  committee.  These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk  methodology  is used to evaluate  the market  risk.  Also are applied  stress  tests  using  macroeconomic  scenarios  simulated  by our  risk management and macroeconomic  team, in order to minimize the risk of loss in the portfolio  and to analyze  the  effects of  changes in the  financial  market of portfolio.

Unibanco  manages its risk exposure on a  centralized  basis by having all risks and mismatches passed to its treasury unit. All treasury  activities,  including those for foreign branches, are closely monitored from the offices in São Paulo.
Trading  limits and  strategies  are  defined by head  office,  and all  trading positions are consolidated in centralized databases.

Operating risks

Operating risks are related to an institution's  unexpected  losses,  due to its systems,  practices and control  measures being incapable of withstanding  human error, damaged support infrastructure, fault modeling, services or products, and to business environment changes or other adverse market conditions.  To meet the requirements of international  market practices and the internal  regulations of the Brazilian financial market,  Unibanco created an internal control structure.
This  features a listing  of risks and  controls  to  standardize  language  and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas.  Periodic evaluations  are held where area  managers and their staff  identify  their main activities and inherent risks, and access the effectiveness of current controls.
This process,  which is ongoing,  allows  controls to be improved,  resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the  units,  identifying  those  areas  with  greater  risk  potential.  This
structure  is  the  basis  for  the   identification   of  indicators   and  the
implementation of a database to quantify operating risk exposure.

Management of systems risk

As  banking  operations  diversify  and the  volume  of  transactions  involving
computers  and   telecommunications   networks  increases,   the  importance  of
information  technology and the potential impact of systems failures have grown.
Accordingly,   the  bank  has  devoted  substantial   resources  to  ensure  the
reliability  and  stability of its computer and related  systems.  The principal computer  facility  is located in São Paulo and a backup  system is  maintained.
This  backup  system is  designed  to operate  automatically  if the main system malfunctions.  Also the bank  prepares  and stores  backup files  recording  all banking  activities.  Additionally,  backup  procedures  and files are monitored periodically.

(b) Financial  instruments recorded in the financial statements compared to fair values at December 31, 2002 are as follows:

The fair value of  marketable  securities  was based on the average rate for the
last  business  day  of  the  year,  as  informed  by  Stock  Exchanges,   trade
associations and external entities.

The fair value of interbank  deposits,  lending  operations,  interbank deposits payable,  time  deposits  and  mortgage  notes,  was based on the  average  rate practiced  by  Unibanco  on the  last  business  day of the  year,  for  similar operations.

The fair value of resources from securities  issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the year, for similar operations.

The fair value of derivatives  was based,  principally,  on the average rate for the last business day of the year for  operations  with similar  maturities  and indices,  as  informed  by  Futures  and  Commodities  Exchange - BM&F and trade associations.

The fair  value of other  liabilities  related  to sale of rights of  receipt of future flow of payment  orders  abroad was computed  considering  the value that could be obtained in the corresponding market.

The fair value of treasury  stocks was based on Units price at December 30, 2002 in the São Paulo Stock Exchange.

(c)The  current   notional  values  and  fair  value  of  derivative   financial
instruments at December 31 are as follows:

The  operations  above do not  represent  Unibanco's  total  exposure to market, currency  and  interest  rate  risks  since  they only  consider  the  values of derivative financial instruments.

Unibanco had swap contracts with its subsidiaries, and the amounts at fair value were the same of the current notional value.

The  amounts of  receivables  under the swap  contracts  are  R$334,720  (2001 -
R$546,839) in Unibanco and R$400,046 (2001 - R$444,743) in Unibanco Consolidated
and the amounts of payables  are  R$698,177  (2001 - R$82,466)  in Unibanco  and
R$466,196  (2001 -  R$154,315)  in  Unibanco  Consolidated  and are  recorded in
"Marketable   securities  and  derivative  financial  instruments"  recorded  in
"Derivative  financial  instruments"  in  current  and  long-term  assets and as
"Derivative  financial   instruments"  in  current  and  long-term  liabilities,
respectively.

As a result of adoption of new rules  established  by Central Bank Circular 3082 and the supplemental regulations, the adjustments resulted from the new rules to recording and valuating the  derivative  financial  instruments,  using the fair value in  December  31, 2001 of Unibanco  and its  subsidiaries,  resulted in an effect in stockholders' equity in the amount of R$6,341 as a credit of"Retained earnings".

(d)  Notional at fair value distributed by trade location

The amount pledged to guarantee BM&F  transactions  were R$1,133,880 in Unibanco and  R$1,158,605  in  Unibanco  Consolidated  and  are  represented  by  federal government securities.

(e)  The maturities of derivative financial instruments are as follows:

Interest  rate  and  currency  term  and  futures  contracts   represent  future
commitments to purchase or sell  financial  instruments at specific terms and at
specified  dates.  The  notional  amounts   represent  the  face  value  of  the
corresponding instrument at the date of the operations' liquidation.  The credit risks  associated  with the future and term contracts are minimized due to daily cash  settlements  and margin  account  deposits.  Future and term contracts are subject  to the  risk of  fluctuation  in  interest  rates  or the  value of the underlying instruments.

Swap contracts  represent future commitments to exchange currencies or index for a contractual  period and terms.  The notional  amount  represents  the basis on which the cash flows are determined.  The risks  associated with swaps relate to the potential inability or unwillingness of the counterparts to meet contractual conditions  and the risk  associated  with changes in market  conditions  due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options,  Unibanco  pays a premium  and,  as a writer of options,  receives a premium in exchange for bearing the risk of movements in future  interest  rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums  paid on  purchased  options and the risk associated with the changes in market  conditions  could influence  written options.

19. Statement of Cash Flows

19.  Statement of Cash Flows - (continuation)

20. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the most  relevant  Unibanco'  subsidiary  companies and the  eliminations  made are related only for companies consolidated or combined in each group.

(a) The most important financial entities and subsidiaries in Brazil:

(b) Foreign  branches  and  subsidiaries,  includes  mainly the  accounts of the foreign  branches:  Unibanco Grand Cayman and Nassau,  Credibanco - Grand Cayman
and  Dibens  - Grand  Cayman;  banks:  Unibanco  - União de  Bancos  Brasileiros
(Luxembourg) S.A.,  Interbanco S.A.  (Paraguay),  Unibanco Cayman Bank Ltd., and
Unicorp Bank & Trust Ltd. (Grand Cayman);  brokers:  Unibanco Securities Limited
(England) and Unibanco Securities Inc. (USA):

The income tax and  social  contribution  expense  originated  from the  foreign operations  is recorded in the  multiple  bank,  through the addition of the net income from these operations into Unibanco taxable income.

(c) Insurance and private pension including Unibanco AIG Seguros S.A.,  Unibanco
AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Combined balance sheet	2002	2001 (1)
Assets		
Current and long-term assets	**4,431,284**	**3,324,656**
Cash and due from banks	4,123	6,586
Marketable securities	3,603,866	2,646,652
Other credits and other assets	823,295	671,418
Permanent assets	**246,290**	**352,664**
Total	**4,677,574**	**3,677,320**
Liabilities		
Current and long-term liabilities	**3,428,741**	**2,564,878**
Other liabilities	661,523	451,648
Technical provisions for insurance and retirement plans	2,767,218	2,113,230
Minority interest	-	**417**
Stockholders' equity	**1,248,833**	**1,112,025**
Total	**4,677,574**	**3,677,320**

Combined statement of income	2002	2001 (1)
Revenue from financial intermediation	648,101	372,691
Provision for lending, leasing and other credits losses	575	3,142
Insurance and retirement plans premiums	1,918,522	1,521,973
Changes in technical provision for insurance and retirement plans	(647,347)	(346,014)
Insurance claims	(748,946)	(591,318)
Private retirement plans benefits expenses	(385,436)	(370,166)
Salaries, benefits, training and social security and other administrative expenses	(212,049)	(209,522)
Other operating income (expenses)	(298,166)	(238,746)
Non-operating income, net	62,142	25,642
Income tax and social contribution	(75,794)	(18,138)
Profit sharing	(13,983)	(10,033)
Net income for the year	**247,619**	**139,511**

(1) Amounts reclassified due to Unibanco Companhia de Capitalização migrates to retail segment.

(d) Credit card companies, including the jointly controlled companies as follow:
Banco Credibanco S.A.  (formerly Cartão Unibanco Ltda.) (98.883%),  Bandeirantes
Administradora  de Cartões de Crédito e Assessoria S.A.  (100%),  Credicard S.A.
Administradora   de   Cartões  de  Crédito   (33.333%),   Orbitall   Serviços  e
Processamento  de  Informações  Comerciais  Ltda.  (33,333%)  and Redecard  S.A.
(31,943%):

(e)  The  companies  which  carry  out  consumer  credit   operation   includes,
principally,  Banco Fininvest S.A. (100%),  Banco Investcred Unibanco S.A. (50%)
and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

21. Other Information

(a)"Other  operating  income" totaled  R$445,596 (2001 - R$151,609) in Unibanco and R$693,102  (2001 - R$401,369) in Unibanco  Consolidated  and includes mainly foreign branches' and subsidiary companies' exchange rate variation,  in the net amount  of  R$299,739  (2001 -  R$83,722)  in  Unibanco  and  R$393,164  (2001 -
R$203,954) in Unibanco  Consolidated (see Note 9), interest on judicial deposits in the amount of R$11,196  (2001 - R$28,653) in Unibanco  and  R$13,051  (2001 -
R$42,879) in Unibanco Consolidated and reversal of tax litigation due to amnesty and based on opinion of legal  counsel of R$52,544 in Unibanco and  R$111,856 in
Unibanco Consolidated.

(b)"Other operating  expenses" totaled R$494,791 (2001 - R$355,755) in Unibanco and R$630,719  (2001 - R$503,865) in Unibanco  Consolidated  and includes mainly provisions for  contingencies  involving legal actions brought against the Bank, principally  labor  claims,  in the amount of R$194,808  (2001 -  R$101,582)  in
Unibanco  and  R$251,155  (2001  -  R$180,620)  in  Unibanco   Consolidated  and
amortization  of  goodwill on  acquired  subsidiaries  in the amount of R$92,076
(2001 -  R$86,555)  in  Unibanco  and  R$91,498  (2001 -  R$84,702)  in Unibanco
Consolidated, foreign exchange in other liabilities in the amount of R$32,643 in
Unibanco and Unibanco Consolidated and R$32,186 related to the sale of rights of receipt of future flow of payment  orders (Note 13 (b)) in Unibanco and Unibanco
Consolidated.

(c) Free benefits generation program

Unibanco and part of its employees sponsor a"Free Benefits  Generation Program"
(PGBL), a system whereby the participant  accumulates financial resources during their career,  through  contributions paid by the employee and the Company where he/she  works.  These  contributions  are  invested  in an  Exclusive  Financial
Investment Fund (FIFE). The program is based on defined contribution.

The  program  is  managed  by  Unibanco  Previdência  S.A.  and  Unibanco  Asset
Management  - Banco  de  Investimento  S.A.  is  responsible  for the  financial management of the FIFE funds.

The  contributions  made by employees vary according to their ages between 1% to
9%, and the  contributions  made by  Unibanco  vary  according  to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

The Unibanco and a portion of its employees also sponsor a defined  contribution pension  plan  administered  by Trevo -  Instituto  Bandeirantes  de  Seguridade
Social, a private pension entity,  for the primary purpose of supplementing  the retirement  benefits  provided  by  the  government  retirement  plans  (99%  of beneficiaries).

During 2002, the contribution was R$1,183 (2001 - R$277) in Unibanco and R$3,367
(2001 - R$2,521) in Unibanco Consolidated.

(d) Stock option program

The  Extraordinary  Shareholders'  Meeting held on October 31, 2001 approved the stock option program,  denominated Performance.  The objective of Performance is to foster  the  executives'  long-term  commitment  to the  highest  performance standards,  as well as attract,  retain and motivate new talents Pursuant to the
Performance  program,  the  executives  of Unibanco can be granted stock or unit options  that can be  exercised  between 2 to 5 years.  The  option  rights  are limited  to 1% of the  authorized  capital  per year and the  amount  granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2002, Unibanco granted 669,700,000 stock options, in the form of Unit.  The term of the exercise is between  January 21, 2005 and November 20,
2008, at an average exercise price of R$91.18 per 1,000 stock options.

(e)  Assets  leased  to third  parties,  in the  amount of  R$1,146,787  (2001 -
R$1,634,630),  net of  depreciation,  are committed for sale to the lessees,  at their option,  at the end of the  respective  contracts  for  R$896,711  (2001 -
R$1,248,023)  and the  residual  value  received in advance  from these  lessees amounts to R$671,176  (2001 -  R$924,439),  classified  as reduction  account of leasing operations. Assets leased from third parties are not relevant.

(f) Unibanco and its  subsidiaries  insure their properties and equipment to the extent  considered  necessary to cover possible losses,  taking into account the nature of the  activity.  At  December  31,  2002,  the  insurance  coverage  on properties  and other  assets in use totaled  R$598,937  (2001 -  R$509,499)  in
Unibanco and R$1,213,369 (2001 - R$1,056,804) in Unibanco Consolidated.

                                      * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 20, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Executive Officer

By:	/S/ Fernando Barreira Sotelino
Fernando Barreira Sotelino Director and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.